BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

July 11, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: ULTRA URANIUM CORP. (the "Issuer")
(formerly Buck Lake Ventures Ltd.)
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 5, 2006:

A. Copy of Notice of Alteration dated May 10, 2006 and effective May 11, 2006 changing the Issuer's name from Buck Lake Ventures Ltd. to Ultra Uranium Corp. and changing the authorized capital of the Issuer;

B. Copy of Certificate of Change of Name dated May 11, 2006 issued by the Registrar of Companies stating the new name of the Issuer;

C. Copy of Notice of Articles dated May 11, 2006 issued by the Registrar of Companies stating the new name of the Issuer and reflecting the new authorized capital of the Issuer;

D. Copy of Letter of Transmittal sent to shareholders;

E. Copy of Notice of Change of Directors dated May 19, 2006 filed with the Registrar of Companies.

dlw 7/20

F. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended March 31, 2006 with relevant MD&A.

G. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

H. Copies of news releases issued during the relevant period.

I. Copies of Exempt Distribution Reports (Forms 45-106F1) filed with the Alberta, British Columbia and/or Ontario Securities Commissions.

J. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

K. Copies of TSX Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-1669

BRITISH COLUMBIA

RECEIVED
2006 JUL 20 P 2:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Number: BC0225795

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that BUCK LAKE VENTURES LTD. changed its name to ULTRA URANIUM CORP. on May 11, 2006 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On May 11, 2006

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
May 10, 2006

This Notice of Articles was issued by the Registrar on: May 11, 2006 12:01 AM Pacific Time

Incorporation Number: **BC0225795**

Recognition Date: Incorporated on February 2, 1981

NOTICE OF ARTICLES

Name of Company:

ULTRA URANIUM CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 - 2173 W 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

Delivery Address:
407 - 2173 W 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

82-1664

BUCK LAKE VENTURES LTD.

501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886

CONSOLIDATION AND NAME CHANGE OF BUCK LAKE VENTURES LTD.

TO STOCKHOLDERS OF BUCK LAKE VENTURES LTD. (the "Company")

At the 2006 Annual and Special General Meeting of Shareholders of the Company held on April 13, 2006, shareholders of the Company approved, by way of Special Resolution, a change of the Company's name to **ULTRA URANIUM CORP.** and a consolidation of the Company's shares with every five (5) common shares of Buck Lake Ventures Ltd. being consolidated into one (1) common share of Ultra Uranium Corp.

Accompanying this Notice is a Letter of Transmittal which should be completed and returned as soon as possible together with your present certificates of Buck Lake Ventures Ltd. in person or by registered mail to the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

This Letter of Transmittal contains explanatory notes, which should be carefully read and understood by each stockholder forwarding share certificates to Computershare Investor Services Inc., and stockholders are urged to forward their certificates, for their own protection, by registered mail.

The effective date of the name change and consolidation is May 11, 2006.

On the reverse of this Notice is a memo briefly setting out the Company's projects.

Thank you for your support.

Dated this 10th day of May, 2006.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

ULTRA URANIUM CORP.
(formerly Buck Lake Ventures Ltd.)

LETTER OF TRANSMITTAL

TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of BUCK LAKE VENTURES LTD. ("Common Shares"), which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.

Certificate Number	Number of Shares	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of Ultra Uranium Corp. on the basis of one (1) share of **ULTRA URANIUM CORP.** for (5) five shares of **BUCK LAKE VENTURES LTD.** Where the exchange results in a fractional share, the number of Ultra Uranium Corp. common shares will be rounded to the nearest whole common share.

The undersigned authorizes and directs Computershare Investor Services Inc. to issue a certificate for Ultra Uranium Corp. to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Ultra Uranium Corp.

Name **(please print)**			
Address			
City	Province	Postal Code	
Telephone (Office) ( )	(Home) ( )	Social Insurance Number	Tax Identification Number

Date: ______________________

____
Signature of Shareholder

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) Each shareholder holding share certificate(s) of Buck Lake Ventures Ltd. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Investor Services Inc. ("Computershare") at the office listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to the Trust Company.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e) Ultra Uranium Corp. reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. **Lost Share Certificates**

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. **Privacy Notice:**

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

4. **Miscellaneous**

Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below. Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to service@computershare.com.

By Mail:	**By Registered Mail, Hand or Courier:**		
P.O. Box 7021	100 University Avenue	or	510 Burrard Street
31 Adelaide St E	9th Floor		Suite 300
Toronto, ON M5C 3H2	Toronto, ON M5J 2Y1		Vancouver, BC V5C 3B9
Attn: Corporate Actions	Attn: Corporate Actions		Attn: Corporate Actions

82-1669

Date and Time: May 19, 2006 05:04 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **May 19, 2006 05:04 PM Pacific Time**

Incorporation Number:
BC0225795

Name of Company:
ULTRA URANIUM CORP.

)ate of Change of Directors

April 13, 2006

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.

Mailing Address:
407 - 2173 W 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

Delivery Address:
407 - 2173 W 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

.ast Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 - 1132 HARO STREET
'ANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Director(s) as at April 13, 2006

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

Delivery Address:
112 WEST 6TH AVENUE
VANCOUVER BC V5Y 1K6
CANADA

82-1669

RECEIVED
2006 JUL 20 P 2:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ULTRA URANIUM CORP.
(Formerly Buck Lake Ventures Ltd.)

INTERIM FINANCIAL STATEMENTS

March 31, 2006

(Unaudited - Prepared by Management)

ULTRA URANIUM CORP.

March 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

ULTRA URANIUM CORP.
INTERIM BALANCE SHEETS

ASSETS

	March 31, 2006 (Unaudited)	December 31,2005 (Audited)
Current		
Cash	$ 5,072	$ 235
GST receivable	13,460	9,584
Marketable securities	8,000	8,000
Prepaid expense	18,816	18,816
	45,348	36,635
Equipment– Note 3	11,033	11,663
Resource property costs	1,473,897	1,463,120
	$ 1,530,278	$ 1,511,418

LIABILITIES

Current		
Accounts payable and accrued liabilities – Note 4	$ 940,935	$ 884,549
Due to related parties	854,892	836,365
Advances payable	10,583	10,048
Loans payable	89,246	77,107
	1,895,656	1,808,069

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 2	$ 6,498,622	$ 6,498,622
Share subscriptions	11,400	-
Contributed surplus – Note 2	262,775	262,775
Deficit	(7,138,175)	(7,058,048)
	(365,378)	(296,651)
	$ 1,530,278	$ 1,511,418

APPROVED BY DIRECTORS:

"Douglas B. Brooks" Director
Douglas B. Brooks

"Raymond Roland" Director
Raymond Roland

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2006	2005
DEFICIT, BEGINNING OF THE PERIOD	$ 7,058,048	$ 6,695,285
NET LOSS	80,127	77,685
DEFICIT, END OF THE PERIOD	$ 7,138,175	$ 6,772,970

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM STATEMENT OF OPERATIONS
(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2006	2005
Administrative Expenses		
Amortization	$ 630	$ 1,051
Consulting	9,000	9,000
Interest – Note 3	22,342	17,020
Filing fees	3,736	1,050
Professional fees	11,863	22,000
Office and miscellaneous	3,320	2,719
Management fees – Note 3	16,500	7,500
Rent	10,500	10,500
Shareholder communications	-	4,683
Transfer agent	1,896	1,430
Travel & promotion	340	732
Net loss for the period	$ (80,127)	$ (77,685)
Loss per share	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM STATEMENT OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended March 31, 2006	2005
Operating Activities		
Net loss for the period	$ (80,127)	$ (77,685)
Add (deduct) items not affecting cash:		
Amortization	630	1,051
Non-cash compensation charge	-	-
	(79,497)	(76,634)
Changes in non-cash working capital balances related to operations:		
GST receivable	(3,876)	(3,089)
Prepaid expenses and advances	-	(5,600)
Accounts payable	56,386	156,507
	(26,987)	71,184
Investing Activities		
Acquisition costs	-	(12,188)
Deferred exploration costs	(10,777)	(4,562)
	(10,777)	(16,750)
Financing Activities		
Share subscriptions	11,400	-
Increase in due to related parties	18,527	(54,624)
Increase in advances payable	535	-
Loans payable	12,139	-
	42,601	(54,624)
Increase (Decrease) in cash during the period	4,837	(190)
Cash, beginning of the period	235	1,190
Cash, end of the period	$ 5,072	$ 1,000

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2006
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2005 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2005 financial statements.

Note 2 Share Capital

(a) Authorized:
99,750,000 common shares without par value. (refer to Note 2 (c)).

(b) Issued:

		Number	Amount
Balance, November 30, 2003		17,518,311	5,961,773
Issued for resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622
Issued for resource properties	- at $0.07	100,000	7,000
Balance, March 31, 2006		23,418,311	$ 6,498,622

c) Escrow:

During the three-months ended March 31, 2006, 250,000 common shares held in escrow were cancelled and returned to treasury. The number of shares authorized was reduced to 99,750,000.

Note 2 Share Capital – (Cont'd)

d) Commitments:

i) Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of March 31, 2006, and December 31, 2005 and 2004 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2004	1,751,831	$0.13
(Cancelled)	(80,000)	$0.13
Options exercisable and outstanding, December 31, 2005	1,671,831	$0.13
(Cancelled)	(1,671,831)	$0.13
Options exercisable and outstanding, March 31, 2006	Nil	

ii) Share Purchase Warrants

At March 31, 2006, there were no share purchase warrants outstanding. :

Note 3 Capital Assets

	March 31, 2006			March 31, 2005
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,934	$ 7,211	$ 1,723	$ 2,376
Furniture and fixtures	16,585	10,777	5,808	7,165
Office equipment	10,000	6,498	3,502	4,320
	$ 35,519	$ 24,486	$ 11,033	$ 13,861

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended March 31, 2006	2005
Interest	$ -	$ -
Management fees	7,500	-
Consulting	9,000	9,000
Promotion and travel	340	-
Deferred exploration costs – geological travelling	4,045	-
	$ 20,885	$ 9,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2006, marketable securities include $8,000 (2005: $8,000) in shares of companies with common directors.

At March 31, 2006, amounts due to related parties include $854,892 (2005: $573,730) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

Note 5 Subsequent Events

a) On April 13, 2006, the Company received shareholder approval to consolidate its share capital on a 1:7 basis (subsequently amended to 1:5) and a coincident name change to Ultra Uranium Corp. On May 11, 2006, the Company changed its name to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

b) On April 18, 2006 the Company announced a private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit. Each unit will consist of one post-consolidation common share and one share purchase warrant entitling the holder to purchase one additional post-consolidation common share for $0.335 per share for a two year period.

The share consolidation, financing and finder's fees, if any, are subject to approval from the TSX Venture Exchange.

Note 5 Subsequent Events – (Cont'd)

c) $1.8-million unit private placement repriced to $2.4- million

On April 18, 2006, the Company announced, subject to shareholder and regulatory approval, to reprice the $1.8-million private placement announced on February 28, 2006, by increasing it to $0.25 per unit and increasing the warrant exercise price to $0.335 per share as follows:

The revised private placement subject to regulatory approval of a 1:5 share consolidation and coincident name change comprises financing of up to $2.4-million comprising up to 9.6 million postconsolidation units at $0.25 cents per unit. Each postconsolidation unit consists of one postconsolidation common share and one transferable warrant entitling the holder to purchase one additional postconsolidation share for $0.335cents per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finders' fees may be payable on a portion of the financing in cash.

The share consolidation, financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

d) On May 12, 2006, the Company granted post consolidated incentive stock options on 466,300 shares of the company's capital stock, exercisable up to two years at a price of 40 cents per share, which is not lower than the last closing price of the company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the company's stock option plan and will be subject to applicable regulatory hold periods.

ULTRA URANIUM CORP.
(Formerly Buck Lake Ventures Ltd.)
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2006

BACKGROUND

The following discussion and analysis, prepared as of May 26, 2006, should be read together with the unaudited financial statements for the three-months ended March 31, 2006 and the audited financial statements for the year ended December 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period ended March 31, 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, May 26, 2006.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ultra Uranium is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BUC".

Subsequent to March 31, 2006, on May 11, 2006, the Company changed its name to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is actively acquiring interests in and exploring resource exploration properties. In particular for the past several years Ultra Uranium has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Ultra Uranium is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration. During the year ended December 31, 2005, Ultra Uranium acquired the right to explore a uranium property in Slovakia.

MINERAL PROPERTIES

Ultra Uranium Project Claims – Ontario

HISTORICAL

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Company considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic

<u>Ultra Uranium Project Claims – Ontario</u> – *Cont'd*

intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Ultra Uranium Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Ultra Uranium Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Ultra Uranium Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Ultra Uranium Property is partially underlain by the Ultra Uranium Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Ultra Uranium optioned the initial claims from two prospectors. The amended terms of the property agreement include the Company paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Ultra Uranium may purchase for $500,000. The Company has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2005, Ultra Uranium entered into an amending agreement with respect to its Ultra Uranium property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of the Company to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture

<u>*Ultra Uranium Project Claims – Ontario*</u> *– Cont'd*

Exchange and the Company issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

During the three-months ended March 31, 2006, the Company expended $5,000 on property option payments. There was no exploration expenditure for the period ended March 31, 2006.

<u>*East Dog River Property – Ontario*</u>

HISTORICAL

In November 2001, the Company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Company's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Ultra Uranium Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Ultra Uranium Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Ultra Uranium Intrusion which hosts the Ultra Uranium Discovery.

The Company intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Ultra Uranium Property.

Ultra Uranium earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Ultra Uranium may purchase one-half on the 2% net smelter return royalty for $500,000.

During the three-months ended March 31, 2006, there were no expenditures on the property.

<u>*Mirage Lake Property– Ontario*</u>

HISTORICAL

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Ultra Uranium in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive

Mirage Lake Property– Ontario – Cont'd

sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Ultra Uranium earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of the Company at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Ultra Uranium may purchase one-half on the 2% net smelter return royalty for $500,000.

Gwyn Lake Gold Property –Ontario

HISTORICAL

On June 16, 2003 the Company entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Ultra Uranium must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Ultra Uranium issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued subsequent to December 31, 2005. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for a one time payment of $500,000 and the remaining half (0.5%) can be purchased for an additional $1,000,000.

Ultra Uranium completed its 2 week surface exploration on the Gwyn Lake Gold Property during the year ended December 31, 2004. The Company announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Gwyn Lake Gold Property –Ontario – Cont'd

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Ultra Uranium is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt. Ultra Uranium plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Ultra Uranium announced that it entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of the Company to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and the Company has issued the 50,000 common shares to the property optionor. The shares are restricted from trading until May 20, 2006.

During the three-months ended March 31, 2006, there were no expenditures on the property.

Kalnica-Selec Uranium Project –Slovakia

During the year ended December 31, 2005 Ultra Uranium filed an application with the Slovakian Government to acquire the Kalnica-Selec Uranium Project located in western Slovakia. This application has been approved by the Slovakian Government. Ultra Uranium has received official

Kalnica-Selec Uranium Project –Slovakia– Cont'd

documentation accepting the Company's application for exploration of the Kalnica-Selec Uranium Project.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's. The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

By an agreement dated June 29, 2005 with the Slovakian government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company is required to, and has established a subsidiary to hold the claims, which are valid for a period of four years.

The Company is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
SKK 87,000 by September 22, 2006
SKK 87,000 by September 22, 2006
SKK 87,000 by September 22, 2006

SKK 348,000

By an agreement dated October 1, 2005, the Company signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, the Company agreed to pay the private company $75,000 for its services to identify this project. This amount is included in accounts payable at March 31, 2006.

In May, 2005 the Slovakian Government approved the Issuer's application to explore for uranium on the 2,800 hectare property.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Kalnica-Selec Uranium Project –Slovakia– Cont'd

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work are being checked against all the historic data currently available to the company. Geologists are currently interpreting and translating historic data to identify targets for a 2005 summer work program.

In September 30, 2005 the Company announced that it mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further supports the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceeds the area's background radiation levels two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was

Kalnica-Selec Uranium Project –Slovakia– Cont'd

recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

During the three-months ended March 31, 2006, the Company expended $5,686 on exploration expenditures.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by the Company during the three-months ended March 31, 2006 and the years ended December 31, 2005 and 2004:

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2006

	Balance December 31, 2004	Additions	Balance December 31, 2005	Additions	Balance, March 31, 2006
Ultra Uranium Claims					
Acquisition costs					
Cash	$ 120,000	$ 10,000	$ 130,000	$ 5,000	$ 135,000
Shares	34,500	7,000	41,500	-	41,500
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	231,500	17,000	248,500	5,000	253,500
Deferred exploration costs					
Assays	45,115	-	45,115	-	45,115
Equipment rental	73,330	-	73,330	-	73,330
Field costs	608,001	62	608,063	-	608,063
Geological consulting – Note 9	97,983	1,400	99,383	-	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	929,338	1,462	930,800	-	930,800
	1,160,838	18,462	1,179,300	5,000	1,184,300
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting – Note 9	5,690	4,597	10,287	-	10,287
Reporting	113	-	113	-	113
	12,590	4,597	17,187	-	17,187
	25,090	4,597	29,687	-	29,687

.../Cont'd.

Schedule – (Continued)

	Balance December 31, 2004	Additions	Balance December 31, 2005	Additions	Balance, March 31, 2006
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	485	-	485	-	485
Field costs	12,326	-	12,326	-	12,326
Geological consulting – Note 9	9,299	4,598	13,897	-	13,897
Reporting	1,050	-	1,050	-	1,050
	23,160	4,598	27,758	-	27,758
	35,660	4,598	40,258	-	40,258
Gwyn Lake Claims					
Acquisition Costs					
Cash	10,000	-	10,000	-	10,000
Shares	12,600	-	12,600	-	12,600
	22,600	-	22,600	-	22,600
Deferred exploration costs					
Assays	1,685	-	1,685	-	1,685
Field costs	5,192	1,000	6,192	91	6,283
Geological consulting – Note 9	45,380	9,457	54,837	-	54,837
Reporting	570	-	570	-	570
	52,827	10,457	63,284	91	63,375
	75,427	10,457	85,884	91	85,975

…/cont'd

Schedule – (Continued)

	Balance December 31, 2004	Additions	Balance December 31, 2005	Additions	Balance, March 31, 2006
Kalnica-Selec Claims					
Acquisition costs					
Cash		3,341	3,341	-	3,341
Accounts payable-fee	-	75,000	75,000	-	75,000
		78,341	78,341	-	78,341
Deferred exploration costs					
Field costs	-	18,710	18,710	4,046	22,756
Geological consulting – Note 9	-	30,940	30,940	1,640	32,580
	-	49,650	49,650	5,686	55,336
	-	127,991	127,991	5,686	133,677
	$ 1,297,015	$ 166,105	$ 1,463,120	$ 10,777	$ 1,473,897

SELECTED FINANCIAL INFORMATION

The following table presents selected audited consolidated financial information for the three-months ended March 31, 2006 and the years ended December 31, 2005 and 2004, and 2003:

	Three months ended March 31, 2006	Three months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(80,127)	(77,685)	(362,763)	(690,631)	(437,810)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.03)	(0.04)
Total assets	1,530,278	1,407,001	1,511,418	1,382,803	1,329,825

For the three-months ended March 31, 2006 the net loss was $80,127 or $0.01 per share compared to the net loss of $77,685 or $0.01 per share (3.14% increase) in the comparable period in 2005. The comparability of the financial results of the year ended in 2005 and 2004 was affected by a non-cash compensation charge of $262,775 recorded by the Company in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2006

RESULTS OF OPERATIONS

Current Quarter

During the three months ended March 31, 2006 the Company incurred $9,000 (2005: $9,000) in consulting services, $22,342 (2005: $17,020) in interest charges, $3,736 (2005: $1,050) in filing fees, $11,863 (2005: $22,000) in professional fees, $3,320 (2005: $2,719) in office and miscellaneous expenses, $16,500 (2005: $7,500) in management fees, $10,500 (2005: $10,500) in office rent, $Nil (2005: $4,683) in shareholder communication costs, $1,896 (2005: $1,430) in transfer agent fees and $340 (2005: $732) in travel and promotion expenditures. In addition the company recorded amortization of $630 (2005: $1,051).

During the quarter the Company continued working on acquisition of the Kalnica-Selec Uranium Project located in western Slovakia.

REVENUE
The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSE
The following table identifies the changes in general and administrative expenditures for the three-months ended March 31, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003:

	Three-months ended March 31, 2006	Three-months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
		$	$	$	$
Accounting, audit and legal	11,863	22,000	117,218	117,872	130,650
Increase (decrease) *	(46.08)	-	(0.55)	(9.78)	(0.45)
Amortization	630	1,051	3,249	4,203	5,458
Increase (decrease) *	(40.06)	-	(22.70)	(23.00)	(22.21)
Interest	22,342	17,020	69,183	66,771	105,786
Increase (decrease) *	31.27	-	3.61	(36.88)	138.09
Consulting fees	9,000	9,000	36,000	36,000	36,000
Increase (decrease) *	-	-	-	-	(4.0)
Filing fees	3,736	1,050	6,395	15,979	8,341
Increase (decrease) *	255.81	-	(59.98)	91.57	124.81
Management fees	16,500	7,500	66,000	30,000	30,000
Increase (decrease) *	120.00	-	120.00	-	-
Office services and expenses	3,320	2,719	6,694	48,497	32,047
Increase (decrease) *	22.10	-	(86.20)	51.33	327.86
Promotion and travel	340	732	3,348	15,376	7,896
Increase (decrease) *	(53.55)	-	(78.22)	94.73	(87.42)
Rent	10,500	10,500	42,000	42,000	42,000
Increase (decrease) *	-	-	-	-	-
Property investigation	-	-	3,550	4,400	-
Increase (decrease) *	-	-	(19.32)	-	-

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2006

	Three-months ended March 31, 2006	Three-months ended March 31, 2005	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Shareholder communications fees	-	4,683	$4,683	2,603	-
Increase (decrease) *	(100.00)	-	79.90	N/A	-
Stock-based compensation	-	-	-	262,775	-
Increase (decrease) *	-	-	N/A	-	-
Transfer agent	1,896	1,430	4,683	6,725	3,698
Increase (decrease) *	32.58	-	(30.36)	81.86	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Years ended December 31,							
	2006	2005				2004		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(80,127)	(77,685)	(56,012)	(61,264)	(167,802)	(89,131)	(65,727)	(152,076)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.00)	(0.02)	(0.01)	(0.01)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, the Company had a working capital deficiency of $1,850,308 (2005: $1,346,199).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

At March 31, 2006, the Company held cash on hand of $5,072 (2005: $1,000) and liabilities totalled $1,895,656 (2005: $1,425,574).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

99,750,000 common shares without par value. (refer to Note 2 (c)).

(b) Issued:

		Number	Amount
Balance, November 30, 2003		17,518,311	5,961,773
Issued for resource properties	- at $0.20	30,000	6,000
	- at $0.06	50,000	3,000
Issued for services			
Pursuant to private placement	- at $0.10	258,491	25,849
Issued for cash			
Pursuant to private placements	- at $0.10	5,241,509	524,151
Finders fees		220,000	-
Less: issue costs		-	(29,151)
Balance, December 31, 2004		23,318,311	$ 6,491,622
Issued for resource properties	- at $0.07	100,000	7,000
Balance, March 31, 2006		**23,418,311**	**$ 6,498,622**

(c) Escrow:
During the three-months ended March 31, 2006, 250,000 common shares held in escrow were cancelled and returned to treasury. The number of shares authorized was reduced to 99,750,000.

(d) Commitments:

Stock-based Compensation Plan

The Company has granted share purchase options to directors and employees of the Company to purchase common shares of the Company. These options are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. A summary of the status of the stock option plan as of March 31, 2006, and December 31, 2005 and 2004 and the changes during the years then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, December 31, 2004	1,751,831	$0.13
(Cancelled)	(80,000)	$0.13
Options exercisable and outstanding, December 31, 2005	1,671,831	$0.13
(Cancelled)	(1,671,831)	$0.13
Options exercisable and outstanding, March 31, 2006	Nil	

Share Purchase Warrants

At March 31, 2006, there were no share purchase warrants outstanding.

RELATED PARTY TRANSACTIONS

The company was charged the following amounts by directors of the company or companies with directors in common:

	Three months ended March 31, 2006	2005
Interest	$ -	$ -
Management fees	7,500	-
Consulting	9,000	9,000
Promotion and travel	340	-
Deferred exploration costs – geological travelling	4,045	-
	$ 20,885	$ 9,000

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2006, marketable securities include $8,000 (2005: $8,000) in shares of companies with common directors.

At March 31, 2006, amounts due to related parties include $854,892 (2005: $573,730) due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

RISKS AND UNCERTAINTIES

Ultra Uranium plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at May 16, 2006 the Company had authorized share capital of 99,750,000 shares without par value. Shares outstanding as at May 26, 2006 totalled 23,418,311 shares.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2006

SUBSEQUENT EVENTS

a) On April 13, 2006, the Company received shareholder approval to consolidate its share capital on a 1:7 basis (subsequently amended to 1:5) and a coincident name change to Ultra Uranium Corp. On May 11, 2006, the Company changed its name to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

b) On April 18, 2006 the Company announced a private placement financing of up to $300,000 comprised of up to 1,200,000 post-consolidation units at $0.25 per unit. Each unit will consist of one post-consolidation common share and one share purchase warrant entitling the holder to purchase one additional post-consolidation common share for $0.335 per share for a two year period.

   The share consolidation, financing and finder's fees, if any, are subject to approval from the TSX Venture Exchange.

c) <u>$1.8-million unit private placement repriced to $2.4- million</u>

   On April 18, 2006, the Company announced, subject to shareholder and regulatory approval, to reprice the $1.8-million private placement announced on February 28, 2006, by increasing it to $0.25 per unit and increasing the warrant exercise price to $0.335 per share as follows:

   The revised private placement subject to regulatory approval of a 1:5 share consolidation and coincident name change comprises financing of up to $2.4-million comprising up to 9.6 million postconsolidation units at $0.25 cents per unit. Each postconsolidation unit consists of one postconsolidation common share and one transferable warrant entitling the holder to purchase one additional postconsolidation share for $0.335cents per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finders' fees may be payable on a portion of the financing in cash.

   The share consolidation, financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

d) On May 12, 2006, the Company granted post consolidated incentive stock options on 466,300 shares of the company's capital stock, exercisable up to two years at a price of 40 cents per share, which is not lower than the last closing price of the company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the company's stock option plan and will be subject to applicable regulatory hold periods.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1669

ULTRA URANIUM CORP.
(Formerly Buck Lake Ventures Ltd.)

RECEIVED

2006 JUL 20 P 2:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, President and Chief Executive Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **March 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2006

"Raymond W. Roland"
Raymond W. Roland
President & CEO

8'2-1004

ULTRA URANIUM CORP.
(Formerly Buck Lake Ventures Ltd.)

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **March 31, 2006;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2006

"Raymond W. Roland"
Raymond W. Roland
CFO

82-166

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886
Website: www.bucklakeventures.com E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
May 8, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

PRIVATE PLACEMENT UPDATE

Further to its news release of February 28, 2006, Buck Lake Ventures Ltd. (the "Company") **(TSX.V-BUC)** announces the $1.8 million private placement has been repriced by increasing it to $0.25 per unit and increasing the exercise price of the warrant to $0.335. The private placement has also been increased to $2,400,000.

Subject to regulatory approval to a five for one share consolidation and coincident name change, the revised private placement comprises 9,600,000 post-consolidation units at $0.25 per unit. Each post-consolidation unit consists of one post-consolidation common share and one transferable warrant entitling the holder to purchase one additional post-consolidation share for $0.335 per share for a period of two years.

The share consolidation and financing, including any finder's fees that may be paid, are subject to acceptance for filing by the TSX Venture Exchange.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland
President

ULTRA URANIUM CORP.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886

Trading Symbol: ULU
May 11, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

STOCK OPTIONS

Ultra Uranium Corp. (the "Company") (**TSX.V-ULU**) announces that it has granted Incentive Stock Options on 466,300 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.40 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Company's Stock Option Plan and will be subject to applicable regulatory hold periods.

ULTRA URANIUM CORP.

Per: *"Raymond Roland"*
Raymond Roland
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1669

ULTRA URANIUM CORP.

501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Facsimile: (604) 669-5886

Trading Symbol: ULU
June 26, 2006

12g3-2(b): 82-1669
Standard & Poor's Listed

PRIVATE PLACEMENT CLOSED

Ultra Uranium Corp. (the "Company") **(TSX.V-ULU)** announces that, further to its news releases of February 28, 2006 and May 8, 2006, it has completed $1,305,000 of its $2,400,000 private placement. The Company has issued 5,220,000 units of its securities at $0.25 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.335 per share. The securities are restricted from trading until October 9, 2006. 100,000 units are flow-through. Finder's fees totalling $73,350 have been paid with respect to 3,912,000 units. The Company expects to close the remaining $980,000 in due course. Placees who had agreed to participate for $115,000 did not proceed with their subscriptions.

ULTRA URANIUM CORP.

Per: *"Raymond Roland"*
Raymond Roland
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1669

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

ULTRA URANIUM CORP. (formerly Buck Lake Ventures Ltd.)
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

February 20, 2006

6. For each security distributed:

(a) Describe the type of security,
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
(c) State the exemption(s) relied on.

100,000 common shares

Exemption Relied On	Number of Securities
Section 74(2)(18) of the BC *Securities Act*	100,000 shares

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	2	$0.075 (deemed)	$7,500.00
Total number of Purchasers	2		
Total dollar value of distribution in all jurisdictions (Canadian $)			$7,500.00

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: June 13, 2006.

ULTRA URANIUM CORP.
Name of issuer (please print)

Raymond Roland, President – Tel.: (604) 682-7159
Print name, title and telephone number of person signing

Roland
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report*, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

* Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-8314 or Toll Free at: 1-877-785-1555
Facsimile: (416) 593-8252
Public official contact regarding the indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

82-1669

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

ULTRA URANIUM CORP. (formerly Buck Lake Ventures Ltd.)
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

February 20, 2006 and June 20, 2006

6. For each security distributed:

(a) Describe the type of security,
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
(c) State the exemption(s) relied on.

100,000 common shares

340,000 units at a price of $0.25 per unit, each unit comprised of one common share and one two-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.335 on or before June 8, 2008.

Exemption Relied On	Number of Securities
Section 72(1)(m) of the Ontario Securities Act	100,000 shares
Section 2.3 of NI 45-106	340,000 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	2	$0.075 (deemed)	$7,500.00
Ontario	4	$0.25	$85,000.00
Total number of Purchasers	6		
Total dollar value of distribution in all jurisdictions (Canadian $)			$92,500.00

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any

convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Anthony J. Beruschi[1] 320 Ninth Street East P.O. Box 450 Revelstoke, BC V0E 2S0	$1,875.00	-	-	-	$1,875.00
Research Capital Corp.[2] #564 – 1055 Dunsmuir Street Vancouver, BC V7X 1L4	$1,875.00	-	-	-	$1,875.00

1 In connection with private placement subscription by Gerry Fedak (see Schedule I)
2 In connection with private placement subscription by Jason Monaco (see Schedule I)

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: June 20, 2006.

ULTRA URANIUM CORP.
Name of issuer (please print)

Raymond Roland, President – Tel.: (604) 682-7159
Print name, title and telephone number of person signing

Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report*, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

* Ontario Securities Commission
Suite 1903, Box 5520 Queen Street West
Toronto, Ontario M5H 3S8
Telephone: (416) 593-8314 or Toll Free at: 1-877-785-1555
Facsimile: (416) 593-8252
Public official contact regarding the indirect collection of information:
Administrative Assistant to the Director of Corporate Finance
Telephone (416) 593-8086

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

ULTRA URANIUM CORP. (formerly Buck Lake Ventures Ltd.)
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

June 20, 2006

6. For each security distributed:

(a) Describe the type of security,
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
(c) State the exemption(s) relied on.

5,220,000 units at a price of $0.25 per unit, each unit comprised of one common share and one two-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.335 on or before June 8, 2008.

Exemption Relied On	Number of Securities
Section 74(2)(4) of the BC *Securities Act*	1,800,000 units
Section 74(2)(9) of the BC *Securities Act*	80,000 units
Section 2.3 of NI 45-106	2,712,000 units
Section 2.5 of NI 45-106	148,000 units
Section 3 of BCI 72-503	480,000 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	35	$0.25	$1,075,000
Alberta	1	$0.25	$25,000
Ontario	4	$0.25	$85,000
England	1	$0.25	$20,000
Taiwan	1	$0.25	$100,000
Total number of Purchasers	42		
Total dollar value of distribution in all jurisdictions (Canadian $)			$1,305,000

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Anthony J. Beruschi 320 Ninth Street East P.O. Box 450 Revelstoke, BC V0E 2S0	$63,225.00	-	-	-	$63,225.00
Research Capital Corp. #564 – 1055 Dunsmuir Street Vancouver, BC V7X 1L4	$8,250.00	-	-	-	$8,250.00
Union Securities Ltd. 900 – 700 West Georgia Street Vancouver, BC V7Y 1H4	$1,875.00	-	-	-	$1,875.00
				TOTAL:	$73,350.00

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: June 20, 2006.

ULTRA URANIUM CORP.
Name of issuer (please print)

Raymond Roland, President – Tel.: (604) 682-7159
Print name, title and telephone number of person signing

Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

b. has authorized the indirect collection of the information by the Ontario Securities Commission.

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 8, 2006

Item 3. **News Release**

News Release dated May 8, 2006 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Further to its news release of February 28, 2006 the Issuer announces the $1.8 million private placement has been repriced by increasing it to $0.25 per unit and increasing the exercise price of the warrant to $0.335.

Item 5. **Full Description of Material Change**

Further to its news release the Issuer announces the $1.8 million private placement has been repriced by increasing it to $0.25 per unit and increasing the exercise price of the warrant to $0.335. The private placement has also been increased to $2,400,000.

Subject to regulatory approval to a five for one share consolidation and coincident name change, the revised private placement comprises 9,600,000 post-consolidation units at $0.25 per unit. Each post-consolidation unit consists of one post-consolidation common share and one transferable warrant entitling the holder to purchase one additional post-consolidation share for $0.335 per share for a period of two years.

The share consolidation and financing, including any finder's fees that may be paid, are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of May, 2006

"Raymond Roland"
Raymond Roland, President

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 11, 2006

Item 3. **News Release**

News Release dated May 11, 2006 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 466,300 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.40 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 466,300 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.40 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Issuer's Stock Option Plan and will be subject to applicable regulatory hold periods.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of May, 2006

"Raymond Roland"
Raymond Roland, President

82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 26, 2006

Item 3. **News Release**

News Release dated June 26, 2006 and disseminated to the Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that, further to its news releases of February 28, 2006 and May 8, 2006, it has completed $1,305,000 of its $2,400,000 private placement.

Item 5. **Full Description of Material Change**

The Issuer announces that, further to its news releases of February 28, 2006 and May 8, 2006, it has completed $1,305,000 of its $2,400,000 private placement. The Issuer has issued 5,220,000 units of its securities at $0.25 per unit, each unit consisting of one common share and one two-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.335 per share. The securities are restricted from trading until October 9, 2006. 100,000 units are flow-through. Finder's fees totalling $73,350 have been paid with respect to 3,912,000 units. The Issuer expects to close the remaining $980,000 in due course. Placees who had agreed to participate for $115,000 did not proceed with their subscriptions.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 26th day of June, 2006

"Raymond Roland"
Raymond Roland, President

RECEIVED
2006 JUL 20 P 2:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TSX venture EXCHANGE

May 10, 2006

Via Fax: 604-669-5886

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Raymond Roland

Dear Sirs\Mesdames:

Re: ULTRA URANIUM CORP. ("ULU")
[formerly Buck Lake Ventures Ltd. ("BUC")]
Name Change and Consolidation – Submission #113339

This is to confirm that pursuant to a resolution passed by shareholders April 13, 2006, the Company has consolidated its capital on a 5 old for 1 new basis. The name of the Company has also been changed as follows.

Effective at the opening **May 11, 2006**, the common shares of Ultra Uranium Corp. will commence trading on TSX Venture Exchange, and the common shares of Buck Lake Ventures Ltd. will be delisted. The Company is classified as a 'Nickel, Platinum, Palladium and Gold Mining/Exploration' company.

Post - Consolidation Capitalization:	100,000,000	shares with no par value of which
	4,663,662	shares are issued and outstanding
Escrow:	Nil	

Transfer Agent:	Computershare Investor Services Inc.	
Trading Symbol:	ULU	(new)
CUSIP Number:	90388K 10 8	(new)

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Senior Analyst
Listed Issuer Services

JW\dr

File: ::ODMA\PCDOCS\DOCP\1661895\1

TSX venture EXCHANGE

June 2, 2006

Fax: (604) 669-5886

Ultra Uranium Corp.
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Raymond Roland

Dear Sir\Madame:

Re: Ultra Uranium Corp. (the "Company") –Submission #114626
- Stock Option Plan - Rolling

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual and Special General Meeting that was held on April 13, 2006. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe /nl

Sean Joe
Analyst
Listed Issuer Services

SJ\nl

File: ::ODMA\PCDOCS\DOCP\1675905\1

82-1669

TSX venture EXCHANGE

June 7, 2006

Fax: 604-669-5886

Ultra Uranium Corp.
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Raymond W. Roland

Dear Sirs\Mesdames:

Re: ULTRA URANIUM CORP. ("ULU")
Private Placement-Non-Brokered – Submission #112631

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced February 28, 2006 and amended May 8, 2006:

Number of Shares:	9,140,000 shares (of which 620,000 are flow-through)
Purchase Price:	$0.25 per share
Warrants:	9,140,000 share purchase warrants to purchase 9,140,000 shares
Warrant Exercise Price:	$0.335 for a two year period
Number of Placees:	61 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares
0739684 B.C. Ltd. (Raymond Roland)	Y	120,000
Brad Birarda	P	400,000
Douglas B. Brooks	Y	80,000
Owen King	P	20,000
John Rizzuti	Y	20,000
Kirk Shaw	Y	20,000
Al Versi ITF Pareesa Versi	P	40,000

Finder's Fee:	XyQuest Mining Corp. (Anthony Beruschi) will receive a finder's fee of $120,600.
	Research Capital Corporation will receive a finder's fee of $8,250.
	Union Securities Ltd. will receive a finder's fee of $1,875.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Senior Analyst
Listed Issuer Services

JW\nl

File: ::ODMA\PCDOCS\DOCP\1678315\1

82-1669

TSX venture EXCHANGE

June 20, 2006

Via Fax: (604) 669-5886

Ultra Uranium Corp.
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Raymond Roland

Dear Sirs\Mesdames:

Re: ULTRA URANIUM CORP. ("ULU")
Private Placement-Non-Brokered – Submission #114431

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced April 18, 2006:

Number of Shares: 1,200,000 shares

Purchase Price: $0.25 per share

Warrants: 1,200,000 share purchase warrants to purchase 1,200,000 shares

Warrant Exercise Price: $0.325 for a two year period

Number of Placees: 4 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P /**	**# of Shares**
Xyquest Entertainment Corp. (Raymond Roland)	Y	400,000

Finder's Fee: $1,875 payable to Research Capital Corp.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Listed Issuer Services

SJ\dr

File: ::ODMA\PCDOCS\DOCP\1683859\1